Via Facsimile and U.S. Mail
Mail Stop 4720

December 15, 2009

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

Re: BioSante Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on Schedule 14A
Form 8-K dated October 14, 2009
File Number: 001-31812

Dear Mr. Donenberg:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 Description of Business, page 1

1. Your agreement with Azur Pharma International II Limited appears material. Please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If you disagree with our opinion as to the materiality of this agreement, please provide us with the basis of your disagreement.

2. We note that your discussion titled "Our Hormone Therapy Products" states that you have entered into several license and sublicensing agreements covering these products and other proposed products. It does not appear that these agreements have been filed as exhibits. Please file them or provide the basis for your belief that you are not required to file them.

3. Please expand the discussion of your agreement with Teva USA to quantify the aggregate potential milestone payments that you may receive pursuant to the TEVA agreement and disclose the royalty rate or a reasonable range, such as "single digits," "teens," or "twenties."

4. Please expand the discussion of your agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center to quantify the amounts paid to date, the maintenance payments, aggregate potential milestone payments and the royalty rate or reasonable range. Please provide similar information regarding your agreements with Paladin and Solvay Pharmaceuticals.

5. It appears that you have not filed your agreement with Medical Aesthetics Technology Corporation as an exhibit. Please file the agreement or provide us with the basis for your belief that you are not required to file it as an exhibit. Additionally, expand your disclosure to disclose the aggregate potential milestone payments and royalty information.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 26
General

6. We note that you have provided compensation-related disclosure for only two named executive officers. We refer you to Item 402(a)(3) of Regulation S-K, whereby compensation disclosure must be provided for three executive officers other than the Principal Executive Officer and the Principal Financial Officer (subject to the requirement that any other executive officer must receive compensation in excess of $100,000). Please verify that you have no other executive officers for whom you should provide information or, alternatively, please expand this disclosure in accordance with this Item.

Elements of Our Executive Compensation Program, page 31

7. We note your disclosure with respect to annual incentive compensation and long-term equity-based incentive compensation. As these grants appear to be based in part on the achievement of certain undisclosed performance objectives, both by your company as a whole and by the individual named executive officer, please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- The actual performance objectives, both for your company and for each named executive officer; and

- A discussion of how the level of achievement will affect the actual compensation to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the achievement of the each objective.

Form 8-K dated October 14, 2009

Item 9.01 Financial Statements and Exhibits
(b) Pro Forma Financial Information, page 7

8. You disclose on page 145 of your S-4 that one of your primary assets was "intellectual property, which cover several product categories including GVAX, oncolytic viruses and anti-body production (including as of August 15, 2009, 95 U.S. and non-U.S. patents issued or granted to Cell Genesys or available for use by Cell Genesys based on licensing arrangements and 82 U.S. and non-U.S. applications pending in its name or available for use by Cell Genesys based on licensing arrangements)." It appears that you have not recognized these intangibles as an asset acquired in your unaudited pro forma combined consolidated balance sheet. Please tell us if this intellectual property is included in IPR&D and if not explain why you do not believe this intellectual property should not be identified as an intangible asset.

9. In addition, you include a pro forma adjustment to expense immediately $5 million of IPR&D. Under current business combination accounting guidance, the fair value should be recognized and treated as an indefinite-lived asset and then amortized upon completion until the amount is depleted or impaired. Please explain to us why you believe the immediate expensing or impairment of these research and development assets is appropriate.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Phillip B. Donenberg
BioSante Pharmaceuticals, Inc.
December 15, 2009
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant